UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [ X] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended: March 31, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

American Realty Capital Trust V, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

405 Park Avenue, 14th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

American Realty Capital Trust V, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2015 (the “Form 10-Q”) by May 15, 2015 without unreasonable effort and expense because the Company’s resources and attention have been devoted to completing the Company’s Annual Report on Form 10-K, which was filed on May 15, 2015 (the “Form 10-K”). Because the Company’s resources were focused on preparing the Form 10-K, the Company was not able to devote the resources required to prepare the Form 10-Q in time to file the Form 10-Q by May 15, 2015.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nicholas Radesca	(212)	415-6500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net income of approximately $4.9 million for the three months ended March 31, 2015, compared to net loss of $10.6 million for the three months ended March 31, 2014. This change is due to the Company’s acquisition of an additional 20 properties during the year following March 31, 2014. As of March 31, 2015, the Company owned 463 properties with an aggregate base purchase price of $2.2 billion, comprised of 13.1 million rentable square feet that were 100.0% leased. As of March 31, 2014, the Company owned 443 properties with an aggregate base purchase price of $2.0 billion, comprised of 12.4 million rentable square feet that were 100.0% leased. The Company expects to report total liabilities of approximately $962.2 million as of March 31, 2015, as compared to total liabilities of $813.8 million as of March 31, 2014. The increase is primarily due to the acquisition of properties. As of March 31, 2015, the Company had 65.7 million shares of common stock outstanding, including unvested restricted shares and shares issued pursuant to the Company’s distribution reinvestment plan, compared to 63.6 million shares as of March 31, 2014.

American Realty Capital Trust V, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2015	By:	/s/ William M. Kahane
Name: William M. Kahane
Title: Chief Executive Officer